                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1___)*


                        Health Systems Design Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   421964 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter A. Altabef
                       c/o PSC Healthcare Software, Inc.,
                             successor by merger to
                        Health Systems Design Corporation
                            1111 Broadway, Suite 1800
                            Oakland, California 94607
                                 (510) 251-1330
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 with copies to
                               Douglas Smith, Esq.
                           Gibson, Dunn & Crutcher LLP
                              One Montgomery Street
                            Telesis Tower, 26th Floor
                      San Francisco, California 94104-4505

                                December 15, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                 SCHEDULE 13D
                                                                          Page 2

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                                          Page 3
  CUSIP No. 421964 10 7



-----------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard Auger (1), J. Matthew Mackowski (2), & Catherine C. Roth (3)

-----------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                            (b) / /
         Not Applicable

-----------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-----------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                     /  /

-----------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA (1), (2), & (3)

-----------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0(1), 0 (2), & 0 (3) See Item 5

        SHARES        -------------------------------------------------------------
                      8        SHARED VOTING POWER
     BENEFICIALLY              0 (1), 0 (2), & 0 (3) See Item 5

      OWNED BY        -------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
        EACH
                               0 (1), 0 (2), & 0 (3) See Item 5
      REPORTING
                      -------------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

         WITH                  0 (1), 0 (2), & 0 (3) See Item 5

-----------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares (1), (2), & (3) See Item 5

-----------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


-----------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0% (1), (2), & (3)  See Item 5
-----------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN (1), (2), & (3)
-----------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No.1 to Schedule 13D is being filed on behalf of Richard
C. Auger, J. Matthew Mackowski and Catherine C. Roth (collectively, the "Reporting Persons"), to supplement and amend the Report on Schedule 13D, originally filed on October 26, 2000 (the "Original 13D"). An agreement among the Reporting Persons with respect to the filing of this amendment is attached hereto as Exhibit 1. Capitalized terms used in this Amendment No. 1 without definition shall have the respective meanings assigned to them in the Original 13D. This Amendment is being filed solely to report the following with respect to Items 3, 4 and 5:

         Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On December 15, 2000, the Company became a wholly-owned subsidiary of Perot Systems. As a result, the Reporting Persons no longer beneficially own any Shares in the Company.

         The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference herein.

         This Amendment is being filed to report the following with respect to
Item 4 of the Original 13D:

ITEM 4.        PURPOSE OF TRANSACTION:

         On December 15, 2000, pursuant to the Voting Agreements entered into by each Reporting Person, each Reporting Person voted all of his or her Shares in favor of approval of the Merger. Consequently, pursuant to the Agreement by and among the Company, Perot Systems and Merger Sub, the Merger Sub merged with and into the Company in a statutory merger under the Delaware General Corporation Law. As a result, each Share that was previously held by each Reporting Person was automatically canceled and extinguished and converted into the right to receive $2.00 per share in cash.

         This Amendment is also being filed to report the following with respect to Item 5 of the Original 13D:

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         As of December 15, 2000, the Shares of each Reporting Person were automatically canceled and extinguished and converted into the right to receive $2.00 per share in cash. Accordingly, as of December 15, 2000, the Reporting Persons disclaim beneficial ownership with respect to all of the securities of the Company reported in Item 5 of the Original 13D, and as of December 15, 2000, each Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS:

              Exhibit 1           Joint Filing Agreement by and among
                                  Richard C. Auger, J. Matthew
                                  Mackowski, and Catherine C. Roth dated as of December 18, 2000

                                  SCHEDULE 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       December 18, 2000

                                       RICHARD C. AUGER

                                       By: /s/ Richard C. Auger
                                          ---------------------------------
                                          Name: Richard C. Auger


                                       J. MATTHEW MACKOWSKI

                                       By: /s/ J. Matthew Mackowski
                                          ---------------------------------
                                          Name: J. Matthew Mackowski


                                       CATHERINE C. ROTH

                                       By: /s/ Catherine C. Roth
                                          ---------------------------------
                                          Name: Catherine C. Roth

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

              Exhibit 1 Joint Filing Agreement by and among Richard C. Auger, J. Matthew
                                  Mackowski, and Catherine C. Roth,
                                  dated as of December 18, 2000.

                             JOINT FILING AGREEMENT



         This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, par value $0.001 per share of Health Systems Design Corporation, a Delaware corporation, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                December 18, 2000

                                RICHARD C. AUGER

                                By:  /s/ RICHARD C. AUGER
                                   ---------------------------------
                                Name:    Richard C. Auger



                                J. MATTHEW MACKOWSKI

                                By: /s/ J. MATTHEW MACKOWSKI
                                   ---------------------------------
                                Name:   J. Matthew Mackowski



                                CATHERINE C. ROTH

                                By: /s/ CATHERINE C. ROTH
                                   ---------------------------------
                                Name:   Catherine C. Roth